                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the Fiscal Year Ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                          RELIANT ENERGY, INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          RELIANT ENERGY, INCORPORATED

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS


Independent Auditors' Report                                                                            Page  1

Financial Statements:

         Statement of Net Assets Available for Plan Benefits, December 31, 2000                         Page  2

         Statement of Net Assets Available for Plan Benefits, December 31, 1999                         Page  3

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 2000                                                                   Page  4

         Notes to Financial Statements for the Year Ended December 31, 2000                             Page  5

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 2000                                        Page 13

         Supplemental Schedule of 5% Reportable Transactions for the Year
         Ended December 31, 2000                                                                        Page 14



Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Reliant Energy, Incorporated Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Reliant Energy, Incorporated Savings Plan (the Plan) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP



Houston, Texas
June 21, 2001

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 2000




                                              PARTICIPANT-       NONPARTICIPANT-     NONPARTICIPANT-
                                                DIRECTED            DIRECTED            DIRECTED
                                               INVESTMENT           ALLOCATED         UNALLOCATED
                                                 FUNDS                ESOP                ESOP                  TOTAL
                                             --------------      --------------      --------------       --------------
ASSETS
  Investments                                $1,483,043,980      $  335,864,985      $  377,238,636       $2,196,147,601

  Participant loans                              47,377,117                  --                  --           47,377,117

  Receivables:
    Dividends and interest                          809,558              15,358              13,444              838,360
    Loan repayments                                 409,352                  --                  --              409,352
    Discretionary contributions                          --          18,532,110         (18,532,110)                  --
    Participant contributions                     1,221,554                  --                  --            1,221,554
                                             --------------      --------------      --------------       --------------
      Total receivables                           2,440,464          18,547,468         (18,518,666)           2,469,266
                                             --------------      --------------      --------------       --------------

        Total Assets                          1,532,861,561         354,412,453         358,719,970        2,245,993,984
                                             --------------      --------------      --------------       --------------


LIABILITIES
    Accrued expenses                                 18,284               3,826                  --               22,110

    Interest on ESOP loans from Company                  --                  --             868,821              868,821

    ESOP loans from Company                              --                  --         170,424,905          170,424,905
                                             --------------      --------------      --------------       --------------

        Total Liabilities                            18,284               3,826         171,293,726          171,315,836
                                             --------------      --------------      --------------       --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $1,532,843,277      $  354,408,627      $  187,426,244       $2,074,678,148
                                             ==============      ==============      ==============       ==============

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1999



                                            PARTICIPANT-        NONPARTICIPANT-     NONPARTICIPANT-
                                              DIRECTED             DIRECTED            DIRECTED
                                             INVESTMENT           ALLOCATED           UNALLOCATED
                                                FUNDS                ESOP                ESOP                 TOTAL
                                            --------------      --------------      --------------       --------------

ASSETS
  Investments                               $1,193,051,411      $  141,873,191      $  252,082,170       $1,587,006,772

  Participant loans                             45,484,069                  --                  --           45,484,069

  Receivables:
    Dividends and interest                         825,401              23,120              33,087              881,608
    Discretionary contributions                         --          12,695,167         (12,695,167)                  --
                                            --------------      --------------      --------------       --------------
      Total receivables                            825,401          12,718,287         (12,662,080)             881,608
                                            --------------      --------------      --------------       --------------

        Total Assets                         1,239,360,881         154,591,478         239,420,090        1,633,372,449
                                            --------------      --------------      --------------       --------------


LIABILITIES
  Accrued expenses                                  12,489               1,774                  --               14,263

  Interest on ESOP loans from Company                   --                  --          11,520,248           11,520,248

  ESOP loans from Company                               --                  --         218,321,975          218,321,975
                                            --------------      --------------      --------------       --------------

        Total Liabilities                           12,489               1,774         229,842,223          229,856,486
                                            --------------      --------------      --------------       --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $1,239,348,392      $  154,589,704      $    9,577,867       $1,403,515,963
                                            ==============      ==============      ==============       ==============

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                                     PARTICIPANT-       NONPARTICIPANT-     NONPARTICIPANT-
                                                       DIRECTED             DIRECTED           DIRECTED
                                                      INVESTMENT           ALLOCATED          UNALLOCATED
                                                         FUNDS                ESOP               ESOP                TOTAL
                                                    ---------------     ---------------     ---------------     ---------------

INVESTMENT INCOME:
  Dividends                                         $    35,926,305     $    10,610,664     $    14,138,369     $    60,675,338
  Interest                                                8,945,279             105,636             141,032           9,191,947
  Net appreciation of investments                       288,135,684         151,370,587         185,679,683         625,185,954
                                                    ---------------     ---------------     ---------------     ---------------
    Total investment income                             333,007,268         162,086,887         199,959,084         695,053,239
                                                    ---------------     ---------------     ---------------     ---------------

CONTRIBUTIONS:
  Participant contributions                              62,474,577                  --                  --          62,474,577
  Employer contributions                                         --             631,879          43,089,716          43,721,595
  Accrued discretionary matching contributions                   --          18,532,110         (18,532,110)                 --
  Allocation of ESOP stock                                       --          43,106,121         (43,106,121)                 --
                                                    ---------------     ---------------     ---------------     ---------------
    Total contributions                                  62,474,577          62,270,110         (18,548,515)        106,196,172
                                                    ---------------     ---------------     ---------------     ---------------

Transfer of net assets from merged plans                    252,290                  --                  --             252,290

Fund transfers, net                                         481,515         (14,935,142)         14,453,627                  --

Administrative expenses                                    (155,083)           (129,151)                 --            (284,234)

Benefit payments                                       (102,565,682)         (9,473,781)                 --        (112,039,463)

Interest on ESOP loans from Company                              --                  --         (18,015,819)        (18,015,819)
                                                    ---------------     ---------------     ---------------     ---------------

CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS        293,494,885         199,818,923         177,848,377         671,162,185

NET ASSETS AVAILABLE FOR PLAN BENEFITS

    BEGINNING OF PERIOD                               1,239,348,392         154,589,704           9,577,867       1,403,515,963
                                                    ---------------     ---------------     ---------------     ---------------

    END OF PERIOD                                   $ 1,532,843,277     $   354,408,627     $   187,426,244     $ 2,074,678,148
                                                    ===============     ===============     ===============     ===============

                    See Notes to Plan's Financial Statements.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Reliant Energy, Incorporated Savings Plan (the Plan), the financial records of the Plan are kept and the valuations of participating employees' (Participants) accounts are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. The fair value of nonparticipant-directed investments are based on quoted market prices in an active market. Fair value for mutual and institutional funds are determined using net asset value of each such individual fund as of the financial statement dates. Security transactions are recorded as of the trade date. Participant loans are valued at cost which approximates fair value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         The Plan provides for investments in Reliant Energy, Incorporated's (the Company) common stock, various mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances. As of December 31, 2000 and 1999, an aggregate of 33,437,216 and 34,111,957 shares of the Company's common stock was held by the Plan which represented 66.0% and 49.2% of the Plan's investments, respectively. Given the concentration of the Plan's investments in the Company's common stock, there is vulnerability to volatility of the Company's common stock. Rates of return will vary, and returns will depend on the market value of the Company's common stock.

         Subsequent to December 31, 2000, the Plan's investments in the Company's common stock have been subject to substantial volatility. From January 1, 2001 through June 21, 2001, the aggregate fair value of 33,437,216 shares of the Company's common stock held by the Plan as of December 31, 2000 has declined approximately $410 million from the fair value reported in the financial statements as of December 31, 2000.

2.       SUMMARY OF THE PLAN

         Description of the Plan

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In the case of any discrepancy between this summary and the Plan document, the Plan's provisions will control.

         General

         The Plan is a defined contribution plan covering all employees of the Company and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) building trades workers under a construction industry collective bargaining agreement, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no U.S. sourced income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Participant Accounts

         Each Participant's account is credited with the Participant's contributions and with allocations of the Company contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances, as defined. A Participant is entitled to their vested account balance.

         Investment Program

         The Plan has nine investment fund (Funds), as follows:

         Company Common Stock Fund: Invested primarily in shares of the Company. A small portion of the fund remains in cash or invested in short-term investments pending the execution of trades and to meet fund liquidity needs. Participants actually own a percentage of the fund which includes Company common stock and cash, rather than specific shares of Company common stock.

         Large Company Growth Fund: Directly or indirectly invested in stocks of large companies with potential for above-average growth and limited emphasis on current income from dividends. Effective October 1, 2000, the investment fund changed its name from the Capital Appreciation Equity Fund to the Large Company Growth Fund.

         Large Company Value Fund: Directly or indirectly invested in stocks of large growing companies and companies that have a history of paying dividends. Effective October 1, 2000, the investment fund changed its name from the Growth and Income Equity Fund to the Large Company Value Fund.

         International Equity Fund: Directly or indirectly invested in stocks of companies that have their principal business activities and interests outside of the United States and which show potential for long-term growth of capital.

         Balanced Fund: Directly or indirectly invested in both stocks and bonds. The equity and fixed income components are broadly diversified across all segments of the global markets. The target allocation for stocks is 70%, but the actual allocation may differ from the target percentage.

         Fixed Income Fund: Invested directly or indirectly in high-quality government bonds, corporate bonds and mortgages with modest investments in other fixed income securities such as lower quality and non-U.S. bonds. The average maturity of this fund is expected to be between 4 and 7 years.

         Money Market Fund: Invested in a money market fund which invests in high-quality government and corporate fixed income securities with maturities of less than one year.

         S&P 500 Index Fund: Invested in a stock fund that seeks to track the investment performance of the Standard & Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies.

         Mid-Sized and Small Company Fund: Directly or indirectly invested in stocks of companies that are small or medium sized and have potential for above-average growth of capital with limited emphasis on current income from dividends. The Mid-Sized and Small Company Fund was added as a new investment option effective October 1, 2000.

         Pending the acquisition of an investment for the Funds, the trustee may temporarily hold funds uninvested or in short-term investments.

         The assets of the Plan are held in trust by The Northern Trust Company (Trustee). The Benefits Committee of Reliant Energy, Incorporated (Committee), appointed by the Board of Directors of the Company, is the plan administrator. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         A Participant has the right to direct the Trustee to invest their contributions, but not matching contributions made by the Company (Employer Contributions), in 1% increments in any or all of the Funds.

         All Employer Contributions to the Plan were invested in the employee stock ownership component of the Plan (ESOP).

         Employee Stock Ownership Plan

         The ESOP is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and State Street Bank (Prior ESOP Trustee). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of $350 million. At December 31, 2000 and 1999, the total balance of the Loans was $170 million and $218 million, respectively. The Loans bear interest at a fixed rate of 9.783% and must be repaid in full by January 2, 2011. Accrued interest on the Loans was $1 million and $12 million at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the fair value of the ESOP Loans including accrued interest was $174 million and $230 million, respectively. Fair value is estimated based on the present value of required principal and interest payments revalued at current interest rates using the formula specified in the Loans agreement to establish the fixed rate. For the purposes of estimating the ESOP Loans fair value, the principal and interest payments are reflected during 2006 through 2011 in accordance with the ESOP Loans repayment schedule.

         The Company makes periodic cash contributions (ESOP Contributions) to the portion of the ESOP trust which has not been allocated to Participants (Unallocated ESOP). The ESOP Contributions, the earnings received on the investments included in the Unallocated ESOP and the dividend income from the Unallocated ESOP and the portion of the ESOP trust which has been allocated to Participants (Allocated ESOP) are used to pay principal and interest on the Loans. The dividend income from the Allocated ESOP that is used to pay debt service on the Loans is replaced with released shares of the Company's common stock. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts as Employer Contributions. Unallocated ESOP stock serves as collateral for the Loans. All released shares must be allocated to Participants' accounts at year-end. No allocated shares serve as collateral for the Loans.

         In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that were purchased in the open market and placed in the Allocated ESOP is not available for debt service payments.

         Funding

         Participants may make contributions to the Plan through (a) payroll deductions on a pre-tax (Pre-tax Contributions) or an after-tax (After-tax Contributions) basis, (b) a combination of Pre-tax and After-tax Contributions or (c) a rollover of pre-tax contributions from another qualified plan.

         Contributions to the Plan are made by Participants and by the Company. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of their total eligible compensation known as the Participant's "Matched Contributions". This amount could be made up of Pre-tax and/or After-tax Contributions. The Employer Contribution is 75% of the Participant's Matched Contributions. In addition, the Company may make a discretionary matching contribution up to an additional 50 cents for every $1 of eligible Participant's Matched Contributions. Eligible Participants for the discretionary matching contribution are active employees as of the end of the applicable year or terminated employees during such year who meet certain requirements under the Plan. A discretionary matching contribution based on the Company's performance for the previous year, if any, is determined by the Chairman of the Committee and will be communicated to Participants within 90 days following the end of the applicable year. The Company will make any discretionary matching contributions as soon as practicable after performance for the previous year is measured. During March 2001, discretionary matching contributions of approximately $19 million were made through the allocation of ESOP stock to Participant accounts for year 2000. Such discretionary matching contributions were accrued in the financial statements for the year ended December 31, 2000 as a reclassification between the Unallocated and Allocated ESOP.

         Each Participant may also make additional Pre-tax and/or After-tax Contributions annually to the Plan in an amount equal to any whole percentage greater than 6% but not more than 16% of their total eligible compensation. This amount is referred to as the Participant's "Unmatched Contributions". The Company does not match Unmatched Contributions.

         Pre-tax Contributions made to the Plan decrease a Participant's income for federal income tax purposes by the amount of such Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to the Federal Insurance Contributions Act withholding tax.

         The maximum amount that a Participant may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the Participant participates was limited to $10,500 in 2000. Such amount may be adjusted thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the Participant's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

         Participation

         Any eligible employee may participate in the Plan as soon as is practicable after employment commences. Ineligible employees include building trades workers under a construction industry collective bargaining agreement, leased employees, independent contractors or non-resident aliens who receive no U.S. sourced income. Former Participants who are reemployed by the Company may recommence participation in the Plan as soon as practicable after reemployment. Their vesting service will be reinstated and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

         Distributions and Forfeitures

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability or retirement. Retirement is termination of service at the later of (a) Participant's attainment of age 65 or (b) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for any other reason, a Participant is entitled to a distribution of the entire value of their Participant contribution account plus the vested portion of their Employer Contribution account. Vesting is determined by vesting service years in accordance with the schedule detailed below:


VESTING SERVICE YEARS*                                     VESTED PERCENTAGE
---------------------                                      -----------------
Less than two........................................            0%
Two but less than three..............................           25%
Three but less than four.............................           50%
Four but less than five..............................           75%
Five and more........................................          100%


          -----------

          * Generally, vesting service years are based on all years, months and days of active employment with the Company and its subsidiaries and affiliates based on the anniversary date of a Participant's hire date.

         Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reinstate previously forfeited balances of former Participants who are reemployed by the Company and/or pay incidental Plan expenses with any remaining forfeitures used to reduce the respective Company's subsequent contribution to the Plan. Employee forfeitures for the year ended December 31, 2000 were not significant to the Plan.

         A terminated Participant whose account exceeds $5,000 may elect upon written request at any time to receive distribution of their Plan account in a single lump sum payment or fixed monthly, quarterly, semi-annually or annual installments over a period of 10 years or less. The Participant may have the above selected distribution option paid in the form of cash, Company common stock or a combination of both.

         To the extent a Participant has not requested a distribution by the time he reaches age 70 1/2, required minimum distributions will be sent to the last known address beginning no later than April 1st of the calendar year following the calendar year the Participant attains age 70 1/2. If a Participant terminates employment after age 70 1/2, required minimum distributions will start no later than April 1st of the calendar year following the calendar year in which the Participant terminated employment.

         Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         Participant Withdrawals

         A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to their After-tax Contributions and, if applicable, their rollover contributions in the Plan and associated earnings. A Participant who is under age 59 1/2 and has less than five years of service who withdraws Matched After-tax Contributions will be suspended from Plan participation for six months.

         A Participant who is age 59 1/2 or older may make unlimited withdrawals from their Pre-tax Contributions, After-tax Contributions, vested portion of prior Plan accounts, rollover account and the associated earnings.

         Certain Participants who were former participants in the NorAm Employee Savings and Investment Plan or the Minnegasco Division Employees' Retirement Savings Plan may make unlimited withdrawals from the vested portion of their employer contribution accounts under either of such prior plans.

         Participant Loans

         A Participant may borrow against their vested account balances. The maximum amount that a Participant may borrow from their vested account is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant's vested account balance under the Plan.

         The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loans are made. Loans may be repaid over a period of up to five years and are subject to a $25 origination fee. No loan will be made for a sum of less than $500. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent.

         Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant loans fund.

         Diversification of Investments

         Employer matching and discretionary matching contributions are invested in the ESOP. Once a Participant attains age 55 and has participated in the Plan for at least 10 years, they have the option to diversify their investment of Employer Contributions (Diversification Election). A Participant may transfer up to 25% of the balance of the Employer Contribution account for the first 5 years they are eligible and 50% of the balance of the Employer Contribution account beginning in the 6th year of eligibility (in each case less any dollar amount already diversified) from the ESOP to any or all of the other funds available under the Plan as of such date.

         Diversification Elections must be made during the first quarter of each plan year. The transfer is effective as of the day the Participant makes the election using that day's valuation date.

         Termination of the Plan

         Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested in their account.

3.       MERGER OF THE INSYNC INTERNET SERVICES, INC. 401(k) PLAN

         Effective July 1, 2000, the Insync Internet Services, Inc. 401(k) Plan was merged into the Plan. Net assets available for Plan benefits of approximately $252,000 were transferred into the Plan on August 1, 2000. The Plan's management believes that the merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code.

4.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits.


                                                                              DECEMBER 31,
                                                                       ----------------------------
                                                                           2000            1999
                                                                       ------------    ------------
Company Common Stock Fund - Reliant Energy, Incorporated common
  stock,  17,072,555 and 17,465,309 shares, respectively               $739,455,038    $399,518,943
Allocated ESOP - Reliant Energy, Incorporated common stock,
  7,725,776 and  5,967,159 shares, respectively *                       334,622,673     136,498,762
Unallocated ESOP - Reliant Energy, Incorporated common stock,
  8,638,885 and 10,679,489 shares, respectively *                       374,171,707     244,293,311
Jennison Institutional Growth Equity Fund, 128,819,056 shares           106,531,122              --
Barclays Global Investors Equity Index Fund, 6,045,819 shares           105,015,861              --
Acorn Fund,  5,867,739 shares                                                    --     108,729,205
Harbor Capital Fund - Capital Appreciation U.S. Equities, 1,920,421
  shares                                                                         --      97,269,346
Janus Fund, 2,322,969 shares                                                     --     102,326,790
Vanguard Institutional Index Fund, 790,576 shares                                --     105,945,123
Northern Trust Collective Short-term Investment Fund, 92,055,992
  and 92,018,206 shares, respectively                                    92,055,992      92,018,206
Northern Trust Collective Short-term Investment Fund, 4,309,241
  and 13,163,288 shares, respectively*                                    4,309,241      13,163,288


------------
* Non-participant directed investments

         During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                   Mutual and institutional funds            $ (62,834,517)
                   Company common stock                         688,020,471
                                                             --------------
                                                             $  625,185,954
                                                             ==============

5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information relating to the nonparticpant-directed investments is as follows:


                                            DECEMBER 31,
                                  ---------------------------------
                                      2000                 1999
                                  ------------         ------------

Cash and cash equivalents         $  4,309,241         $ 13,163,288
Company common stock               708,794,380          380,792,073

6.       FEDERAL INCOME TAXES

         The Internal Revenue Service (IRS) determined and informed the Company by letter dated April 2, 2001 that the Plan, as amended and restated effective April 1, 1999 and as thereafter amended, was qualified and the trust fund (Trust) established is tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

7.       RELATED PARTY TRANSACTIONS

         During 2000, the Plan purchased and sold shares of the Company's common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:


                                                                          2000
                                                                     -------------

           Purchases         Company common stock                    $  33,088,641
                             Short-term funds                          386,906,700

           Sales             Company common stock                    $  39,602,819
                             Short-term funds                          395,921,013

8.       SUBSEQUENT EVENT

         Effective March 1, 2001, the Plan was amended for certain participants who are employees of Reliant Resources, Inc. and subsidiaries and Reliant Energy Tegco, Inc. (collectively, Resources Participants). Associated with this amendment, the Plan provisions were changed to increase the employer matching contribution percentage from 75% to 100% of the Participant's Matched Contributions up to the first 6% of eligible compensation, to discontinue eligibility for the discretionary matching contributions for such employees, to allow immediate vesting for future employer matching contributions, to fully vest the accounts of such employees and to change the employer matching contribution to be in cash instead of Company stock.

         In addition, discretionary profit sharing features were added to the Plan for Resources Participants. Beginning March 1, 2001, the Company has elected to make Employer Contributions of 2% each pay period in cash on the first $85,000 of eligible compensation during calendar year 2001 and provide for discretionary one-time payments up to 3% of eligible compensation in cash, in Reliant Resources, Inc. common stock or both after the end of each year, subject to Reliant Resources, Inc. and its subsidiaries' performance.

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000


                                                                   SHARES              COST           CURRENT VALUE
                                                               --------------     --------------     --------------
COMPANY COMMON STOCK FUND
  Reliant Energy, Incorporated Common Stock*                       17,072,555     $  295,490,262     $  739,455,038
  Northern Trust Collective Short-term Investment Fund*             4,124,852          4,124,852          4,124,852
                                                                                  --------------     --------------
      TOTAL COMPANY COMMON STOCK FUND INVESTMENTS                                    299,615,114        743,579,890
                                                                                  --------------     --------------

ALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                        7,725,776        146,235,602        334,622,673
  Northern Trust Collective Short-term Investment Fund*             1,242,312          1,242,312          1,242,312
                                                                                  --------------     --------------
      TOTAL ALLOCATED ESOP INVESTMENTS                                               147,477,914        335,864,985
                                                                                  --------------     --------------

LARGE COMPANY GROWTH FUND
  Barclays Global Investors Russell 1000 Growth Index Fund          6,215,787         72,154,127         57,744,658
  Janus Fund                                                        2,754,921        106,487,429         91,711,295
  Jennison Institutional Growth Equity Fund                       114,255,180        113,060,150         94,487,050
  Northern Trust Collective Short-term Investment Fund*                 1,067              1,067              1,067
                                                                                  --------------     --------------
      TOTAL LARGE COMPANY GROWTH FUND INVESTMENTS                                    291,702,773        243,944,070
                                                                                  --------------     --------------

LARGE COMPANY VALUE FUND
  Barclays Global Investors Russell 1000 Value Index Fund           3,348,684         33,040,316         34,223,543
  ICAP Mutual Fund Equity Portfolio                                 1,175,113         44,901,677         51,305,404
  Selected American Shares Fund                                     1,375,730         52,317,757         48,604,519
                                                                                  --------------     --------------
      TOTAL LARGE COMPANY VALUE FUND INVESTMENTS                                     130,259,750        134,133,466
                                                                                  --------------     --------------

INTERNATIONAL EQUITY FUND
  Lazard International Equity Portfolio                             2,693,966         25,000,000         24,838,362
  Capital Guardian International (Non-U.S.) Equity Fund               657,387         21,673,392         20,129,182
  Northern Trust Collective Short-term Investment Fund*                   894                894                894
                                                                                  --------------     --------------
      TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                                     46,674,286         44,968,438
                                                                                  --------------     --------------

BALANCED FUND
  Barclays Global Investors  Equity Index Fund                        729,577         13,640,324         12,672,747
  Capital Guardian U.S. Small Capitalization Fund                   1,000,000         10,000,000          8,360,000
  Jennison Institutional Growth Equity Fund                        14,563,876         14,400,000         12,044,072
  Capital Guardian International (Non-U.S.) Equity Fund               435,177         14,400,000         13,325,113
  Selected American Shares Fund                                       412,719         15,695,327         14,581,356
  PIMCO Total Return Fund                                           2,905,775         29,321,860         30,191,002
  Northern Trust Collective Short-term Investment Fund*                15,036             15,036             15,036
                                                                                  --------------     --------------
      TOTAL BALANCED FUND INVESTMENTS                                                 97,472,547         91,189,326
                                                                                  --------------     --------------

FIXED INCOME FUND
  Loomis Sayles Fixed Income Fund                                     968,444         11,504,962         10,710,980
  PIMCO Total Return Fund                                           2,473,693         25,010,653         25,701,664
  Northern Trust Collective Short-term Investment Fund*                17,992             17,992             17,992
                                                                                  --------------     --------------
      TOTAL FIXED INCOME FUND INVESTMENTS                                             36,533,607         36,430,636
                                                                                  --------------     --------------

MONEY MARKET FUND
  Northern Trust Collective Short-term Investment Fund*            87,895,229         87,895,229         87,895,229
                                                                                  --------------     --------------
      TOTAL MONEY MARKET FUND INVESTMENTS                                             87,895,229         87,895,229
                                                                                  --------------     --------------

S&P 500 INDEX FUND
  Barclays Global Investors Equity Index Fund                       5,316,242         99,970,388         92,343,114
  Northern Trust Collective Short-term Investment Fund*                   919                919                919
                                                                                  --------------     --------------
      TOTAL S&P 500 INDEX FUND INVESTMENTS                                            99,971,307         92,344,033
                                                                                  --------------     --------------

MID-SIZED AND SMALL COMPANY FUND
  Barclays Global Investors Russell 2000 Index Fund                   751,439          8,568,720          8,558,889
  Northern Trust Collective Short-term Investment Fund*                     3                  3                  3
                                                                                  --------------     --------------
      TOTAL MID-SIZED AND SMALL COMPANY FUND INVESTMENTS                               8,568,723          8,558,892
                                                                                  --------------     --------------


TOTAL PARTICIPANT INVESTMENTS                                                      1,246,171,250      1,818,908,965
                                                                                  --------------     --------------

UNALLOCATED ESOP
  Reliant Energy, Incorporated Common Stock*                        8,638,885        159,527,374        374,171,707
  Northern Trust Collective Short-term Investment Fund*             3,066,929          3,066,929          3,066,929
                                                                                  --------------     --------------
      TOTAL UNALLOCATED ESOP INVESTMENTS                                             162,594,303        377,238,636
                                                                                  --------------     --------------


TOTAL PLAN INVESTMENTS                                                            $1,408,765,553     $2,196,147,601
                                                                                  ==============     ==============

PARTICIPANT LOANS, INTEREST RATE AT PRIME PLUS 1%                                                    $   47,377,117
                                                                                                     ==============

-----------
*Party-in-interest

                    RELIANT ENERGY, INCORPORATED SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





SINGLE TRANSACTIONS

None.

SERIES OF TRANSACTIONS - SAME
SECURITY

None.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       RELIANT ENERGY, INCORPORATED SAVINGS PLAN




                                       By /s/ DAVID M. McCLANAHAN
                                         ---------------------------------------
                                         (David M. McClanahan, Chairman of the
                                         Benefits Committee of Reliant Energy,
                                             Incorporated, Plan Administrator)

June 27, 2001

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
------           -----------
23.1             Consent of Deloitte & Touche LLP